Filed Pursuant to Rule 433

Dated October 6, 2009

Registration Statement No. 333-151976

$400 MILLION 7.375% SENIOR NOTES DUE 2019

Issuer:	Protective Life Corporation
Ratings*:	Baa2 (neg) (Moody’s)/A- (stable) (S&P)/BBB (neg) (Fitch)
Security Type:	Senior Unsecured Fixed Rate Notes
Offering Format:	SEC Registered
Principal Amount:	$400,000,000
Issue Price:	99.935%
Gross Spread:	0.650%
Proceeds to Issuer (before expenses):	$397,140,000
Trade Date:	October 6, 2009
Settlement Date:	October 9, 2009 (T + 3)
Maturity Date:	October 15, 2019
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Coupon:	7.375%
Interest Payment Dates:	Semi-annually on October 15 and April 15 of each year, commencing on April 15, 2010
Yield to Maturity:	7.384%
Treasury Benchmark:	3 5/8% due 8/19
Treasury Yield:	3.259%
Spread to Treasury Benchmark:	412.5 basis points
Re-offer Yield:	7.384%
Optional Redemption:	At any time, in whole or in part, until maturity at a discount rate of Treasury plus 50 basis points
CUSIP / ISIN:	743674 AX1 / US743674AX19
Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Wells Fargo Securities, LLC
Co-Managers:	Morgan Keegan & Company, Inc. Protective Securities, A division of ProEquities, Inc. U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322, Barclays Capital Inc., toll-free at (888) 603-5847, or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.